Go Go Buyers, Inc.

№474, village 3, sangkat 3

Sihanoukville, Sihanouk province, 18203 Kingdom of Cambodia

+15305394950

paramount@gogobuyers.com

October 24, 2022

The United States Securities

and Exchange Commission

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Re: Go Go Buyers, Inc.

Amendment to Form S-1 Registration Statement

File No.  333-256118

Request For Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Go Go Buyers, Inc. (the “Registrant”) hereby requests an acceleration of the effective date to its Amendment to Registration Statement on Form S-1 to 11:00 AM Eastern Standard Time on October 27, 2022, or as soon thereafter as is practicable.

The Registrant confirms that it is aware of its obligations under the Act.

In making this acceleration request, the Registrant acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Registrant acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Thank you for your assistance and consideration.

Sincerely,

Go Go Buyers, Inc.

/s/ Sna Ny

President, treasurer, secretary and director

(Principal Executive, Financial and Accounting Officer)